American CareSource Holdings, Inc.

1170 Peachtree Street, Suite 2350

Atlanta GA, 30309

November 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ron Alper

Re:	Request for Acceleration of Effectiveness of
American CareSource Holdings, Inc.
Registration Statement on Form S-1
File Number 333-201947

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, American CareSource Holdings, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-1, File Number 333-201947 (the “Registration Statement”), so that it will be declared effective on November 10, 2015 at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, B. G. Minisman, Jr. at (205) 328-0480, or Lori Metrock at (615) 726-5768, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, if you have any questions concerning this request and to confirm the effectiveness of the Registration Statement.

Very truly yours,

American CareSource Holdings, Inc.

By:	/s/ Adam S. Winger
Name:	Adam S. Winger
Title:	Interim Chief Financial Officer, Vice President of Acquisitions, Secretary and General Counsel